UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning the Number of Shares

to be Issued with respect to the Issuance of New Shares by way of Offering

Tokyo, December 17, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) announces that the number of shares to be additionally issued under the purchase option exercised by the International Initial Purchaser in the International Offering with respect to the Issuance of New Shares by way of Offering in connection with the issuance of new shares which was resolved at the meeting of the Board of Directors held on November 30, 2009, has been determined as set forth below.

Number of Shares to be issued under the purchase option exercised by the International Initial Purchaser:

163,000,000 shares

*     *     *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the number of shares to be issued with respect to the issuance of new shares by way of offering, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has not been prepared for the purpose of soliciting investments or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

[For Reference]

1.	The number of shares to be issued relating to the Issuance of New Shares by way of Offering

2,337,000,000 shares of common stock of MUFG which are the sum of (1) and (2) below

(1) 2,174,000,000 new shares to be issued by MUFG and to be purchased and underwritten by the Japanese Initial Purchaser and the International Initial Purchaser in each of the offerings specified below.

(i)	Japanese Offering	1,087,000,000 shares
(ii)	International Offering	1,087,000,000 shares

(2) 163,000,000 shares to be issued under the purchase option exercised by the International Initial Purchaser in the International Offering

2.	Change in the number of outstanding shares as a result of this capital increase by way of offering

Total number of outstanding shares at present (as of November 30, 2009):

Common Stock:	11,648,414,920 shares
First Series of Class 3 Preferred Shares: First Series of Class 5 Preferred Shares:	100,000,000 shares 156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Total:	11,904,415,920 shares

Increase in number of shares as a result of the capital increase by way of offering:

Common Stock:	2,337,000,000 shares

Total number of outstanding shares after the capital increase by way of offering:

Common Stock:	13,985,414,920 shares
First Series of Class 3 Preferred Shares: First Series of Class 5 Preferred Shares:	100,000,000 shares 156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Total:	14,241,415,920 shares

3.	Use of proceeds to be raised

The maximum aggregate amount of ¥ 1,031,325,000,000, which is the sum of (a) the maximum aggregate approximate net amount of ¥ 1,026,051,000,000 (the total amount of ¥ 446,171,110,000, which is the approximate net amount of the Japanese Offering, ¥ 512,974,500,000, which is the approximate net amount of the International Offering, and ¥ 66,905,390,000, which is the maximum approximate net amount of the issuance of new shares by way of third-party allotment resolved on the same day as the Japanese Offering and International Offering (the “Capital Increase by way of Third-Party Allotment”)) and (b) additional cash on hand equal to the amount of estimated offering expenses with respect to the Japanese Offering, the International Offering and the Capital Increase by way of Third-Party Allotment (and which sum is equal to the aggregate of total amount to be paid to MUFG in connection with the Japanese Offering, the International Offering and the Capital Increase by way of Third Party Allotment), is planned to be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd., to strengthen MUFG’s overall group capital base.

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the number of shares to be issued with respect to the issuance of new shares by way of offering, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has not been prepared for the purpose of soliciting investments or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.